David J. Barton	December 13, 2019	(310) 772-2383 dbarton@pszjlaw.com

VIA EDGAR

Mr. Ruairi Regan
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Woodbridge Liquidation Trust
Registration Statement on Form 10-12G
Filed October 25, 2019
File No. 000-56115

Dear Mr. Regan:

We acknowledge the receipt by Woodbridge Liquidation Trust, a Delaware statutory trust (the “Trust”), of the comment letter (the “Comment Letter”) dated November 21, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-12G (the “Form 10”).  On behalf of the Trust, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type.  Except as otherwise noted in this letter, the information provided in response to the Staff’s comment has been supplied by the Trust, which together with its subsidiaries is solely responsible for such information.

General

1.
Please provide the disclosure in your filing as of the most recent practicable date. We note, as examples, the Property Information on page 32 and the Security Ownership on page 34 is provided as of June 30, 2019.

The Trust notes the Staff’s comment and will file an amendment no. 1 to the Form 10 (“Amendment No. 1”) that provides disclosure as of such date.

December 13, 2019

Business, page 3

2.
Reference to defined terms such as DIP Claims and Fund Debtors in an exhibit, such as the liquidation plan, is not a substitute for full disclosure in the text of your Form 10.  Please revise accordingly to clearly explain what these and other such terms mean in your disclosure.

The Trust notes the Staff’s comment and advises the Staff that it does not believe that all such defined terms are material and that in the interest of preserving clear and understandable disclosure the Form 10 should not be burdened with lengthy explanations of non-material defined terms.  Accordingly, in Amendment No. 1, the Trust intends to (i) insert definitions for such defined terms to the extent they are material, and (ii) eliminate or modify such defined terms to the extent they are non-material.

3.	Please provide an expanded description of the nature and extent of the other potential causes of action that are referenced on page 9.

The Trust notes the Staff’s comment and Amendment No. 1 will identify and discuss, in Item 8, the potential causes of action identified in the Form 10 that have become pending legal proceedings since the filing of the Form 10.  The Trust believes that such additions will constitute disclosure of all material litigation.

4.	Please describe clearly your construction and marketing businesses relating to single family homes and other real estate assets you hold for sale, as referenced on page 15.

The Trust notes the Staff’s comment and Amendment No. 1 will include such a description.

Security Ownership of Certain Beneficial Owners and Management, page 34

5.	We note that the table does not include Mr. Nevins. Please revise. See Item 403(b) of Regulation S-K.

The Trust notes the Staff’s comment.  However, the Trust notes that Item 403(b) of Regulation S-K does not expressly require information regarding persons who are neither directors nor executive officers of the registrant.  The Trust supplementally advises the Staff that Mr. Nevins is neither a director nor an executive officer of the Trust (the registrant).  Accordingly, it does not appear that the Trust is required to include Mr. Nevins in the table.

December 13, 2019

Executive Compensation, page 38

6.	Please add to the narrative following the summary compensation table a discussion of the employment agreements entered into with Ms. Fong and Mr. Kemper. See Item 402(o)(1) of Regulation S-K.

The Trust notes the Staff’s comment and Amendment No. 1 will add such a discussion to the narrative.  The Trust supplementally advises the Staff that, after the Form 10 was filed, new employment agreements, replacing the employment agreements filed with the Form 10, were entered into with Ms. Fong and Mr. Kemper.  Amendment No. 1 will discuss the new employment agreements and such agreements will be filed as exhibits to Amendment No. 1.

Legal Proceedings, page 43

7.	For each pending litigation disclose the relief sought. See Item 103 of Regulation S-K.

The Trust notes the Staff’s comment and Amendment No. 1 will make such disclosure.

Item 13.  Financial Statements and Supplementary Data, page 49

8.	Please revise to include updated financial statements in accordance with Rule 8.08 of Regulation S-X.

The Trust notes the Staff’s comment and Amendment No. 1 will include such a revision.

Report of Independent Registered Public Accounting Firm, page F-1

9.
Please have your auditors revise their report to comply with PCAOB AS 3101.08d and Appendix B which require a statement in the report that the financial statements and the related notes are collectively referred to as the financial statements.

The Trust notes the Staff’s comment and the report of the auditors of the Trust will be so revised and filed with Amendment No. 1.

10.
We note that your auditor’s opinion refers to the financial position of the Company instead of the net assets in liquidation of the Company.  Please have your auditors revise their report.  Reference is made to PCAOB AI 23.8.36.

The Trust notes the Staff’s comment and the report of the auditors of the Trust will be so revised and filed with Amendment No. 1.

December 13, 2019

Note 2 – Summary of Significant Accounting Policies Liquidation Basis of Accounting

11.
We note your disclosure that the measurement of real estate assets held for sale is based on, in addition to current contracts, estimates and other indications of sale value, net of estimated selling costs.  Please tell us how you have considered the guidance in ASC Topic 205-30-50-2(c) in determining the appropriate level of disclosure of the assumptions used to calculate fair value and expand your disclosure as appropriate.

The Trust notes the Staff’s comment and will include such expanded disclosure on page F-4 of Amendment No. 1.

*  * * * * *

December 13, 2019

The Trust supplementally advises the Staff that it is filing Amendment No. 1 contemporaneously with this letter.   The Trust also advises that Amendment No. 1 may contain new material information other than in response to the Staff’s comments, including information regarding developments regarding the Trust occurring after the date of the filing of the Form 10.

The Trust would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Form 10 at the Staff’s earliest convenience.  You should contact the undersigned at (310) 277-6910.

Sincerely,
/s/ David J. Barton
David J. Barton

cc.	Securities and Exchange Commission:
Ms. Pam Howell
Mr. Jorge Bonilla
Mr. Mr. Robert Telewicz

cc.	Woodbridge Liquidation Trust:
Michael I. Goldberg, Esq.